SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          McWhorter Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    582803102
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page 1 of 4 Pages

CUSIP No. 582803102                                      13G


1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         C. Angus Wurtele
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                              (b) [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

       NUMBER     5.       SOLE VOTING POWER            898,217
    OF SHARES
  BENEFICIALLY    6.       SHARED VOTING POWER          370,945
OWNED BY EACH
    REPORTING     7.       SOLE DISPOSITIVE POWER       898,217
  PERSON WITH
                  8.       SHARED DISPOSITIVE POWER     370,945

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,269,162

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.25%

12.      TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                Page 2 of 4 Pages

Item 1(a)     Name of Issuer:           McWhorter Technologies, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              400 East Cottage Place
              Carpentersville, IL  60110

Item 2(a)     Name of Person Filing:    See Cover Page Item 1

Item 2(b)     Address of Principal Business Office or, if none, residence:

              1101 Third Street South
              Minneapolis, MN  55415

Item 2(c)     Citizenship:              See Cover Page Item 4

Item 2(d)     Title of Class of Securities:               Common

Item 2(e)     CUSIP No.:                See Cover Page

Item 3        Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

              Not applicable

Item 4(a)     Amount Beneficially Owned:         See Cover Page Item 9

Item 4(b)     Percent of Class:         See Cover Page Item 11

Item 4(c)     Number of Shares as to Which Such Person has:

              (i) sole power to vote or to direct the vote: See Cover Page
              Item 5

              (ii) shared power to vote or to direct the vote: See Cover Page Item 6

              (iii) sole power to dispose or to direct the disposition of:
              See Cover Page Item 7

              (iv) shared power to dispose or to direct the disposition of:
              See Cover Page Item 8

Item 5        Ownership of Five Percent or Less of a Class:   Not applicable

                            Page 3 of 4 Pages

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

              Shares reported include 25,425 shares owned by spouse and 345,520 shares held for his benefit as co-trustee.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              Not applicable

Item 8        Identification and Classification of Members of the Group:

              Not applicable

Item 9        Notice of Dissolution of Group:   Not applicable

Item 10       Certification:    Not applicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.


Dated:            February 13, 1998.


                                             /s/ C. Angus Wurtele
                                                 C. Angus Wurtele










                                Page 4 of 4 Pages